UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SOLAZYME, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83415T 101

(CUSIP Number)

Daniel H. Miller

The Roda Group

918 Parker Street

Berkeley, California 94710

(510) 649-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP INVESTMENT FUND XIV LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP INVESTMENT FUND XV, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP INVESTMENT FUND XVII, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP INVESTMENT FUND XVIII, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP INVESTMENT FUND XIX, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP INVESTMENT FUND XX, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,842
	8.	Shared voting power 0
	9.	Sole dispositive power 20,842
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,842
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.03%
14.	Type of reporting person OO

CUSIP No. 83415T 101

1.	Names of reporting persons DANIEL H MILLER
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,114,224
	8.	Shared voting power 107,337
	9.	Sole dispositive power 2,114,224
	10.	Shared dispositive power 107,337
11.	Aggregate amount beneficially owned by each reporting person 2,221,561
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.26%
14.	Type of reporting person IN

CUSIP No. 83415T 101

1.	Names of reporting persons ROGER A STRAUCH
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,411,369
	8.	Shared voting power 820,468
	9.	Sole dispositive power 2,411,369
	10.	Shared dispositive power 820,468
11.	Aggregate amount beneficially owned by each reporting person 3,231,837
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.74%
14.	Type of reporting person IN

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the statement on Schedule 13D which was originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 14, 2012, as amended by Amendment No. 1 to the Schedule 13D as filed with the Commission on February 25, 2013, as amended by Amendment No. 2 to the Schedule 13D as filed with the Commission on June 7, 2013, as amended by Amendment No. 3 to the Schedule 13D as filed with the Commission on August 22, 2013 (collectively, the “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Solazyme, Inc. This Amendment No. 4 amends the Statement as specifically set forth herein and constitutes an “exit filing” for the Reporting Persons. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have reduced the size of its investment in the Shares of the Issuer through regular distributions to the limited partners of Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX and Roda XX.

Item 5.	Interest in Securities of the Issuer.

Item 5 shall be amended and restated in its entirety:

(a) The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based on is based upon 68,153,747 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2013.

As of the date hereof, each of Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX and Roda XX no longer holds Shares. Roda VDC owns 20,842 Shares, representing approximately 0.03% of the Shares outstanding (the “Roda VDC Shares”).

Daniel H. Miller, in his capacity as managing member, may be deemed to have indirect beneficial ownership of the Roda VDC Shares. In addition, Mr. Miller has direct beneficial ownership of 2,089,224 Shares, representing 3.07% of the Shares outstanding, held by the Daniel H. Miller Revocable Trust. Mr. Miller directly owns 25,000 Shares, representing 0.04% of the Shares outstanding. Mr. Miller also may be deemed to have indirect beneficial ownership of 86,495 Shares, representing 0.13% of the Shares outstanding, held by The Strauch 1994 Grandchildren’s Trust II. Collectively, Mr. Miller may be deemed to beneficially own 2,221,561 Shares, representing 3.26% of the Shares outstanding.

Roger Strauch, in his capacity as managing member, may be deemed to have indirect beneficial ownership of the Roda VDC Shares. In addition, Mr. Strauch has direct beneficial ownership of 2,057,594 Shares, representing 3.02% of the Shares outstanding, held by the The Strauch Kulhanjian Family Trust. Mr. Stauch directly owns 353,775 Shares, representing 0.52% of the Shares outstanding. Mr. Strauch may also be deemed to have indirect beneficial ownership of (i) 331,321 Shares, representing 0.49% of the Shares outstanding, held by The Strauch Kulhanjian 2007 Irrevocable Children’s Trust, (ii) 103,869 Shares, representing 0.15% of the Shares outstanding, held by The DCM Educational Trust, (iii) 92,218 Shares, representing 0.14% of the Shares outstanding, held by The Emmeline Maeve McPherson Miller Trust, (iv) 92,218 Shares, representing 0.14% of the Shares outstanding, held by The Cooper Odgen Miller Trust, (v) 60,000 Shares, representing 0.09% of the Shares outstanding, held by The Paul Kulhanjian Strauch 2007 Irrevocable Trust, (vi) 60,000 Shares, representing 0.09% of the Shares outstanding, held by The Nairi Susan Kulhanjian Strauch 2007 Irrevocable Trust, and (vii) 60,000 Shares, representing 0.09% of the Shares outstanding, held by The Alexan Kulhanjian Strauch 2007 Irrevocable Trust. Collectively, Mr. Strauch may be deemed to beneficially own 3,231,837 Shares, representing 4.74% of the Shares outstanding.

(b) Roda VDC may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which Roda VDC may be deemed to beneficially own as set forth above.

With respect to the Shares reported herein, Daniel H. Miller may be deemed to have shared voting and dispositive power to direct the vote and disposition of the Roda VDC Shares. Mr. Miller may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which Mr. Miller may be deemed to have indirect beneficial ownership as set forth above. Mr. Miller has sole voting and dispositive power to direct the vote and disposition of the Shares that Mr. Miller holds directly.

With respect to the Shares reported herein, Roger A. Strauch may be deemed to have shared voting and dispositive power to direct the vote and disposition of the Roda VDC Shares. Mr. Strauch may be deemed to have sole voting and dispositive power to direct the vote and disposition of the Shares, which Mr. Strauch may be deemed to have indirect beneficial ownership as set forth above. Mr. Strauch has sole voting and dispositive power to direct the vote and disposition of the Shares that Mr. Strauch holds directly.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Share referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) On September 17, 2013, The Daniel H. Miller Revocable Trust sold 9,500 Shares for a weighted average price of $10.260 per Share in an open-market transaction.

On October 30, 2013, The Daniel H. Miller Revocable Trust sold 9,500 Shares for a weighted average price of $11.1416 per Share in an open-market transaction.

On November 6, 2013, Roger A. Strauch purchased 5,000 Shares for a weighted average price of $8.6933 per Share in an open-market transaction.

On November 8, 2013, The Strauch Kulhanjian Family Trust purchased 5,000 Shares for a weighted average price of $8.5173 per Share in an open-market transaction.

On December 11, 2013, Roda XIV, Roda XV, Roda XVII, Roda XVIII, Roda XIX and Roda XX effected distributions of 1,341,225, 24,812, 302,342, 607,340, 290,924 and 151,615 Shares, respectively, to their various members. No additional consideration was paid by the members. The members receiving Shares from the distribution included persons affiliated with the Reporting Persons.

(d) Not applicable.

(e) As a result of the transactions described in Item 5(c), the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares as of December 11, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

THE RODA GROUP INVESTMENT FUND XIV LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XV, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVII, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XVIII, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XIX, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP INVESTMENT FUND XX, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

THE RODA GROUP VENTURE DEVELOPMENT COMPANY, LLC

By:	/s/ Roger A. Strauch
Its:	Managing Member

/s/ Daniel H. Miller
Daniel H. Miller

/s/ Roger A. Strauch
Roger A. Strauch